FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of August 5, 2026

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F   ✓   Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2026 Second Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2026

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2026 Second Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free Cash Flow, Net cash / debt and Operating working capital days. See exhibit I for more details on these alternative performance measures.

Luxembourg, August 5, 2026. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) today announced its results for the quarter ended June 30, 2026 in comparison with its results for the quarter ended June 30, 2025.

Summary of 2026 Second Quarter Results

(Comparison with first quarter of 2026 and second quarter of 2025)

	2Q 2026	1Q 2026		2Q 2025
Net sales ($ million)	2,967	3,100	(4%)	3,086	(4%)
Operating income ($ million)	494	584	(15%)	583	(15%)
Net income ($ million)	492	564	(13%)	542	(9%)
Shareholders’ net income ($ million)	477	541	(12%)	531	(10%)
Earnings per ADS ($)	0.95	1.07	(11%)	0.99	(4%)
Earnings per share ($)	0.47	0.54	(11%)	0.50	(4%)
EBITDA ($ million)	649	735	(12%)	733	(11%)
EBITDA margin (% of net sales)	21.9%	23.7%		23.7%
Weighted average shares outstanding (thousands)	1,009,640	1,010,193		1,068,721
Outstanding shares at the end of the period (thousands)	1,009,640	1,009,640		1,058,901

In the second quarter, our sales decreased 4% sequentially reflecting, to a large extent, the postponement of shipments to customers in the Middle East due to the effective closure of the strait of Hormuz for most of the period. Our EBITDA margin also decreased with higher unitary logistic costs, lower absorption of fixed costs and rising raw material costs.

During the quarter, our free cash flow amounted to $396 million and, after spending $606 million on dividends, our net cash position amounted to $3.6 billion at June 30, 2026.

Interim Dividend Payment

Our board of directors approved the payment of an interim dividend of $0.59 per share ($1.18 per ADS), or approximately $600 million, according to the following timetable:

•	Payment date: November 25, 2026
•	Record date: November 24, 2026
•	Ex-dividend for securities listed in the United States: November 24, 2026
•	Ex-dividend for securities listed in Europe and Mexico: November 23, 2026

Market Background and Outlook

Oil and gas drilling activity has been increasing in the USA, Canada and Argentina. In addition, customers around the world are moving forward with investments in cost-competitive offshore projects, as the industry increases its focus on security and diversification of supply.

In the United States, OCTG prices have been increasing in response to higher demand and to offset higher raw material and logistic costs.

In the Middle East, the conflict continues to cause disruption to shipping through the strait of Hormuz. Drilling activity in Iraq, Kuwait and Qatar has been severely affected, while, in Saudi Arabia and the UAE, it has been largely maintained.

In the second half, we expect our sales and EBITDA to remain in line with the first half, despite sales continuing to be affected by lower shipments to the Middle East and higher raw material costs. There may be some upside if the shipping disruption at the strait of Hormuz ends before the end of the year. The third quarter will be additionally affected by seasonality and product mix effects, while the fourth quarter will benefit from higher prices and volumes in most regions.

Changes in the Company's Board of Directors

The Company’s Board of Directors has been informed at its most recent meeting that Mr. Jaime Serra Puche has resigned as a member of the Board and of its Audit Committee, for personal reasons, and that, due to other commitments, Mr. Germán Curá has resigned as Vice Chair responsible for overseeing Tenaris’s Sustainability Strategy but will continue to serve as a director.

Pursuant to the authority granted to the Board of Directors under Luxembourg law and the Company's articles of association, the Board has appointed Ms. Alicia Móndolo as a member of the Board until the Company’s next shareholders meeting and as Vice Chair responsible for overseeing the Company's Sustainability Strategy, Risk Management and Compliance, and Ms. Maria Novales-Flamarique as a member of the Audit Committee.

These changes will be effective upon the publication of the Company's unaudited financial statements for the second quarter of 2026. Following such changes, the Board of Directors will be composed of ten members, as follows: Mr. Paolo Rocca, Chairman; Mr. Guillermo Vogel, Vice Chair responsible for overseeing Financial Reporting and Investor Relations; Ms. Alicia Móndolo, Vice Chair responsible for overseeing Sustainability, Risk Management and Compliance; Ms. Monica Tiuba; Mr. Simon Ayat; Ms. Maria Novales-Flamarique; Mr. Gianfelice Rocca; Mr. Roberto Bonatti; Mr. Germán Curá; and Ms. Molly Montgomery. Each of Ms. Tiuba, Mr. Ayat, Ms. Novales-Flamarique and Ms. Montgomery qualify as independent directors.

The Audit Committee will be composed of Ms. Monica Tiuba, as Chair, Mr. Simon Ayat and Ms. Maria Novales-Flamarique.

Analysis of 2026 Second Quarter Results

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	2Q 2026	1Q 2026		2Q 2025
Seamless	768	784	(2%)	803	(4%)
Welded	179	211	(15%)	179	0%
Total	946	995	(5%)	982	(4%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	2Q 2026	1Q 2026		2Q 2025
(Net sales - $ million)
North America	1,471	1,474	0%	1,403	5%
South America	508	531	(4%)	531	(4%)
Europe	267	214	25%	215	24%
Asia Pacific, Middle East and Africa	557	712	(22%)	771	(28%)
Total net sales ($ million)	2,803	2,931	(4%)	2,920	(4%)
Services performed on third party tubes ($ million)	91	109	(16%)	110	(17%)
Operating income ($ million)	465	545	(15%)	554	(16%)
Operating margin (% of sales)	16.6%	18.6%		19.0%

Net sales of tubular products and services decreased 4% sequentially and year on year, in line with the volume variation as average selling prices remained stable. Sequentially, in North America, higher sales of OCTG in the United States largely compensated for lower OCTG sales in Canada and Mexico. In South America, lower sales of OCTG in Brazil were partially compensated by an increase in Guyana, Suriname and Venezuela, while, in Argentina, lower sales for pipelines were compensated by higher sales of OCTG. In Europe, we had higher sales of OCTG in Turkey and the start of deliveries of offshore line pipe to the Sakarya Black Sea development. In Asia Pacific, Middle East and Africa, sales declined with the postponement of deliveries to Kuwait and Iraq and lower deliveries to North Africa following a concentration of such deliveries in the previous quarter.

Operating results from tubular products and services amounted to a gain of $465 million in the second quarter of 2026 compared to a gain of $545 million in the previous quarter and a gain of $554 million in the second quarter of 2025. Operating income in the quarter decreased due to higher unitary logistic costs, lower absorption of fixed costs and rising raw material costs.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	2Q 2026	1Q 2026		2Q 2025
Net sales ($ million)	164	169	(3%)	166	(1%)
Operating income ($ million)	29	39	(26%)	29	1%
Operating margin (% of sales)	17.8%	23.2%		17.3%

Net sales of other products and services decreased 3% sequentially and decreased 1% year on year. Sequentially sales declined mainly due to lower sales of oilfield services in Argentina.

Selling, general and administrative expenses, or SG&A, amounted to $484 million, or 16.3% of net sales, in the second quarter of 2026, compared to $467 million, 15.0% in the previous quarter and $484 million, 15.7% in the second quarter of 2025. Sequentially, the increase in SG&A is mainly due to higher services and fees and increased unitary logistic costs associated to the closure of the strait of Hormuz.

Financial results amounted to a gain of $32 million in the second quarter of 2026, compared to a gain of $50 million in the previous quarter and a gain of $32 million in the second quarter of 2025. Financial results of the quarter are mainly attributable to a $41 million net finance income from the net return of our portfolio investments, net of a $9 million loss from foreign exchange transactions and derivatives.

Equity in earnings of non-consolidated companies generated a gain of $48 million in the second quarter of 2026, compared to a gain of $33 million in the previous quarter and a gain of $33 million in the second quarter of 2025. These results are mainly derived from our participation in Ternium (NYSE:TX) and Usiminas.

Income tax charge amounted to $82 million in the second quarter of 2026, compared to $103 million in the previous quarter and $105 million in the second quarter of 2025.

Cash Flow and Liquidity of 2026 Second Quarter

Net cash generated by operating activities during the second quarter of 2026 was $518 million, compared to $618 million in the previous quarter and $673 million in the second quarter of 2025.

With capital expenditures of $121 million, our free cash flow amounted to $396 million during the quarter. Following a dividend payment of $606 million in the quarter, our net cash position amounted to $3.6 billion at June 30, 2026.

Analysis of 2026 First Half Results

	6M 2026	6M 2025	Increase/(Decrease)
Net sales ($ million)	6,067	6,008	1%
Operating income ($ million)	1,078	1,133	(5%)
Net income ($ million)	1,056	1,060	0%
Shareholders’ net income ($ million)	1,018	1,038	(2%)
Earnings per ADS ($)	2.02	1.94	4%
Earnings per share ($)	1.01	0.97	4%
EBITDA ($ million)	1,385	1,429	(3%)
EBITDA margin (% of net sales)	22.8%	23.8%
Weighted average shares outstanding (thousands)	1,009,956	1,072,974
Outstanding shares at the end of the period (thousands)	1,009,640	1,058,901

Our sales in the first half of 2026 increased 1% compared to the first half of 2025 as volumes of tubular products shipped decreased 1% and tubes average selling prices increased 2% driven by price increases in North America while sales in the Others segment increased 3%. EBITDA in the first half of 2026 was negatively affected by the impact of tariff costs in the United States. Earnings per share increased 4% following the reduction of outstanding shares due to the share buyback.

Cash flow provided by operating activities amounted to $1.1 billion during the first half of 2026, net of an increase in working capital of $84 million. After capital expenditures of $236 million, our free cash flow amounted to $0.9 billion. Following a dividend payment of $606 million and share buybacks for $90 million in the semester, our net cash position amounted to $3.6 billion at the end of June 2026.

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	6M 2026		6M 2025		Increase/(Decrease)
Tubes	5,734	95%	5,686	95%	1%
Others	333	5%	322	5%	3%
Total	6,067		6,008		1%

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	6M 2026	6M 2025	Increase/(Decrease)
Seamless	1,553	1,578	(2%)
Welded	389	390	0%
Total	1,942	1,969	(1%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	6M 2026	6M 2025	Increase/(Decrease)
(Net sales - $ million)
North America	2,945	2,648	11%
South America	1,039	1,083	(4%)
Europe	481	423	14%
Asia Pacific, Middle East and Africa	1,269	1,532	(17%)
Total net sales ($ million)	5,734	5,686	1%
Services performed on third party tubes ($ million)	199	211	(5%)
Operating income ($ million)	1,010	1,068	(5%)
Operating margin (% of sales)	17.6%	18.8%

Net sales of tubular products and services increased 1% to $5,734 million in the first half of 2026, compared to $5,686 million in the first half of 2025 due to a 1% decrease in volumes and a 2% increase in average selling prices driven by price increases in North America. Average drilling activity in the first half of 2026 declined 3% in the United States and Canada and 2% internationally compared to the first half of 2025.

Operating results from tubular products and services amounted to a gain of $1,010 million in the first half of 2026 compared to a gain of $1,068 million in the first half of 2025. The decline in operating results is mainly due to the impact of tariff costs in the United States.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	6M 2026	6M 2025	Increase/(Decrease)
Net sales ($ million)	333	322	3%
Operating income ($ million)	68	65	5%
Operating margin (% of sales)	20.5%	20.2%

Net sales of other products and services increased 3% to $333 million in the first half of 2026, compared to $322 million in the first half of 2025. The increase is mainly due to additional sales of excess raw materials.

Operating results from other products and services amounted to a gain of $68 million in the first half of 2026, compared to a gain of $65 million in the first half of 2025. These results were primarily driven by our oilfield services business in Argentina and by sales of sucker rods, pipes for plumbing applications, and coiled tubing.

Selling, general and administrative expenses, or SG&A, amounted to $951 million in the first half of 2026 and $941 million in the first half of 2025 in both cases representing 15.7% of sales.

Other operating results amounted to a loss of $6 million in the first half of 2026, compared to a loss of $50 thousand in the first half of 2025. The six million loss is mainly due to the provision for ongoing litigation related to the acquisition of a participation in Usiminas.

Financial results amounted to a gain of $83 million in the first half of 2026, compared to a gain of $67 million in the first half of 2025. Financial results of the semester are mainly attributable to a $94 million net finance income from the net return of our portfolio investments.

Equity in earnings of non-consolidated companies generated a gain of $81 million in the first half of 2026, compared to a gain of $47 million in the first half of 2025. These results are mainly derived from our participation in Ternium (NYSE:TX) and Usiminas.

Income tax amounted to a charge of $185 million in the first half of 2026, compared to $187 million in the first half of 2025.

Cash Flow and Liquidity of 2026 First Half

Net cash provided by operating activities during the first half of 2026 amounted to $1.1 billion (net of an increase in working capital of $84 million), compared to cash provided by operations of $1.5 billion (including a reduction in working capital of $250 million) in the first half of 2025.

Capital expenditures amounted to $236 million in the first half of 2026, compared to $309 million in the first half of 2025. Free cash flow amounted to $0.9 billion in the first half of 2026, compared to $1.2 billion in the first half of 2025.

Following a dividend payment of $606 million in May 2026 and share buybacks of $90 million during the first half of 2026, our net cash position amounted to $3.6 billion at the end of June 2026.

Tenaris Files Half-Year Report

Tenaris S.A. announces that it has filed its half-year report for the six-month period ended June 30, 2026 with the Luxembourg Stock Exchange. The half-year report can be downloaded from the Luxembourg Stock Exchange’s website at www.luxse.com and from Tenaris’s website at ir.tenaris.com.

Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of the half-year report, free of charge, at 1-888-300-5432 (toll free from the United States) or 52-229-989-1159 (from outside the United States).

Conference call

Tenaris will hold a conference call to discuss the above reported results, on August 6, 2026, at 08:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions.

To listen to the conference please join through one of the following options:

ir.tenaris.com/events-and-presentations or

https://edge.media-server.com/mmc/p/mebw5wg6

If you wish to participate in the Q&A session please register at the following link:

https://register-conf.media-server.com/register/BIdf3a3ac7cf144c3f80f84a3c0df4fbe9

Please connect 10 minutes before the scheduled start time.

A replay of the conference call will also be available on our webpage at: ir.tenaris.com/events-and-presentations

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Net sales	2,966,626	3,085,672	6,067,084	6,007,884
Cost of sales	(1,981,966)	(2,013,639)	(4,032,289)	(3,934,494)
Gross profit	984,660	1,072,033	2,034,795	2,073,390
Selling, general and administrative expenses	(484,107)	(483,633)	(950,698)	(940,698)
Other operating income	2,791	4,317	9,231	16,105
Other operating expenses	(9,342)	(9,983)	(15,462)	(16,150)
Operating income	494,002	582,734	1,077,866	1,132,647
Finance income	52,970	63,669	117,739	142,113
Finance cost	(11,906)	(9,712)	(23,570)	(21,457)
Other financial results, net	(8,956)	(22,294)	(11,662)	(53,735)
Income before equity in earnings of non-consolidated companies and income tax	526,110	614,397	1,160,373	1,199,568
Equity in earnings of non-consolidated companies	47,963	32,651	81,339	46,686
Income before income tax	574,073	647,048	1,241,712	1,246,254
Income tax	(81,938)	(105,342)	(185,419)	(186,684)
Income for the period	492,135	541,706	1,056,293	1,059,570

Attributable to:
Shareholders' equity	477,137	531,323	1,017,838	1,038,254
Non-controlling interests	14,998	10,383	38,455	21,316
	492,135	541,706	1,056,293	1,059,570

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At June 30, 2026		At December 31, 2025
	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	6,147,589		6,205,082
Intangible assets, net	1,355,974		1,357,116
Right-of-use assets, net	147,129		144,557
Investments in non-consolidated companies	1,619,204		1,561,212
Other investments	1,089,080		758,085
Deferred tax assets	813,183		834,168
Receivables, net	116,296	11,288,455	139,211	10,999,431
Current assets
Inventories, net	3,716,159		3,602,058
Receivables and prepayments, net	168,406		268,798
Current tax assets	383,643		364,640
Contract assets	29,537		35,264
Trade receivables, net	1,927,777		1,920,840
Derivative financial instruments	14,570		1,875
Other investments	2,225,725		2,306,760
Cash and cash equivalents	557,057	9,022,874	572,647	9,072,882
Total assets		20,311,329		20,072,313
EQUITY
Shareholders' equity		16,962,791		16,599,191
Non-controlling interests		255,872		229,877
Total equity		17,218,663		16,829,068
LIABILITIES
Non-current liabilities
Borrowings	357		368
Lease liabilities	98,226		94,903
Derivative financial instruments	—		207
Deferred tax liabilities	395,239		442,248
Other liabilities	321,569		310,707
Provisions	59,429	874,820	48,418	896,851
Current liabilities
Borrowings	301,534		305,354
Lease liabilities	46,833		48,346
Derivative financial instruments	5,363		14,123
Current tax liabilities	270,253		386,586
Other liabilities	443,284		377,088
Provisions	155,029		173,152
Customer advances	129,925		168,832
Trade payables	865,625	2,217,846	872,913	2,346,394
Total liabilities		3,092,666		3,243,245
Total equity and liabilities		20,311,329		20,072,313

Consolidated Condensed Interim Statement of Cash Flows

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Cash flows from operating activities
Income for the period	492,135	541,706	1,056,293	1,059,570
Adjustments for:
Depreciation and amortization	155,329	150,002	306,769	296,408
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	5,291	8,650	15,641	18,527
Income tax accruals less payments	(99,486)	(36,660)	(98,440)	(90,793)
Equity in earnings of non-consolidated companies	(47,963)	(32,651)	(81,339)	(46,686)
Interest accruals less payments/collections, net	(5,983)	(4,616)	17,083	(13,039)
Changes in provisions	(16,036)	628	(22,753)	(1,765)
Changes in working capital	37	26,499	(83,720)	250,316
Others, including net foreign exchange	34,201	19,589	25,636	21,609
Net cash provided by operating activities	517,525	673,147	1,135,170	1,494,147

Cash flows from investing activities
Capital expenditures	(121,456)	(135,454)	(235,935)	(309,292)
Changes in advances to suppliers of property, plant and equipment	4,530	(18,769)	9,983	(5,853)
Cash decrease due to deconsolidation of subsidiaries	—	(1,848)	—	(1,848)
Acquisition of subsidiaries, net of cash acquired	—	—	(4,507)	—
Loan to joint ventures	—	—	—	(1,359)
Repayment of loan by joint ventures	—	—	68,788	—
Proceeds from disposal of property, plant and equipment and intangible assets	518	56,829	1,011	57,729
Dividends received from non-consolidated companies	29,863	41,348	29,863	41,348
Changes in investments in securities	(364,472)	94,299	(286,375)	(131,337)
Net cash used in investing activities	(451,017)	36,405	(417,172)	(350,612)
Cash flows from financing activities	—	—	—	—
Dividends paid	(605,790)	(600,317)	(605,790)	(600,317)
Dividends paid to non-controlling interest in subsidiaries	(1,232)	(27,264)	(1,232)	(27,264)
Acquisition of treasury shares	—	(236,744)	(89,562)	(473,932)
Payments of lease liabilities	(18,137)	(15,392)	(33,663)	(30,047)
Proceeds from borrowings	107,802	128,874	356,232	476,443
Repayments of borrowings	(137,232)	(145,831)	(359,034)	(574,956)
Net cash used in financing activities	(654,589)	(896,674)	(733,049)	(1,230,073)

Decrease in cash and cash equivalents	(588,081)	(187,122)	(15,051)	(86,538)

Movement in cash and cash equivalents
At the beginning of the period	1,152,104	758,952	572,444	660,798
Effect of exchange rate changes	(7,040)	(338)	(410)	(2,768)
Decrease in cash and cash equivalents	(588,081)	(187,122)	(15,051)	(86,538)
At June 30,	556,983	571,492	556,983	571,492

Exhibit I – Alternative performance measures

Alternative performance measures should be considered in addition to, not as substitute for or superior to, other measures of financial performance prepared in accordance with IFRS.

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are recurring non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charges +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charges/(reversals).

EBITDA is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
Income for the period	492,135	541,706	1,056,293	1,059,570
Income tax charge	81,938	105,342	185,419	186,684
Equity in earnings of non-consolidated companies	(47,963)	(32,651)	(81,339)	(46,686)
Financial Results	(32,108)	(31,663)	(82,507)	(66,921)
Depreciation and amortization	155,329	150,002	306,769	296,408
EBITDA	649,331	732,736	1,384,635	1,429,055

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
Net cash provided by operating activities	517,525	673,147	1,135,170	1,494,147
Capital expenditures	(121,456)	(135,454)	(235,935)	(309,292)
Free cash flow	396,069	537,693	899,235	1,184,855

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash = Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments - Borrowings (Current and Non-Current).

Net cash/debt is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At June 30,
	2026	2025
Cash and cash equivalents	557,057	572,289
Other current investments	2,225,725	2,482,514
Non-current investments	1,082,192	1,002,523
Derivatives hedging borrowings and investments	1,265	(3,698)
Current borrowings	(301,534)	(319,919)
Non-current borrowings	(357)	(4,361)
Net cash / (debt)	3,564,348	3,729,348

Operating working capital days

Operating working capital is the difference between the main operating components of current assets and current liabilities. Operating working capital is a measure of a company’s operational efficiency, and short-term financial health.

Operating working capital days is calculated in the following manner:

Operating working capital days = [(Inventories + Trade receivables – Trade payables – Customer advances) / Annualized quarterly sales ] x 365.

Operating working capital days is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At June 30,
	2026	2025
Inventories	3,716,159	3,486,537
Trade receivables	1,927,777	1,892,116
Customer advances	(129,925)	(139,751)
Trade payables	(865,625)	(910,427)
Operating working capital	4,648,386	4,328,475
Annualized quarterly sales	11,866,504	12,342,688
Operating working capital days	143	128